UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Explanatory Note

On September 16, 2026, Mr. Bing Zhang, the Chairman of the Board of Directors, Chief Executive Officer and interim Chief Financial Officer of Cheer Holding, Inc. (the “Company”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Lioness Limited, a company organized under the laws of Hong Kong (the “Purchaser”), pursuant to which Mr. Zhang sold and assigned to the Purchaser all 500,000 Class B ordinary shares of the Company, par value US$0.001 per share (the “Class B Shares”), held by Mr. Zhang, constituting all the issued and outstanding Class B Shares of the Company, for aggregate consideration of US$500.00.

Pursuant to the third amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on August 28 2024, as further amended on May 12, 2025 and July 7, 2026 (each the “Memorandum” and the “Articles”), holders of Class A ordinary shares, par value $0.15 per share (“Class A Shares”) and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders of the Company. Pursuant to the Articles, each Class A Share is entitled to one (1) vote on all matters subject to vote on a poll at general meetings of the Company, and each Class B Share is entitled to one hundred (100) votes on all matters subject to vote on a poll at general meetings of the Company. Further, a Class B Share is not convertible into a Class A Share but may be redeemed by the Company at the option of the relevant shareholder by notice in writing to the Company and the redemption price shall be the par value of such Class B Share.

Based on 1,845,453 Class A Shares and 500,000 Class B Shares issued and outstanding as of September 16, 2026, the Class B Shares represent approximately 96.44% of the aggregate voting power of the Company’s issued and outstanding share capital.

Mr. Zhang determined to sell the Class B Shares for personal reasons, including health considerations, and because he believes that the Purchaser’s experience, resources and international network may support the further development of the Company’s business and international operations. Following the sale, Mr. Zhang will continue to serve as the Company’s Chairman, Chief Executive Officer and interim Chief Financial Officer.

Incorporation by Reference

This Form 6-K and Exhibit 10.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File Nos. 333-297566, 333-282386, and 333-237788) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

By:	/s/ Bing Zhang
Name:	Bing Zhang
Title:	Chief Executive Officer

Dated: September 17, 2026

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